Mail Stop 3561

October 20, 2006

Via Fax & U.S. Mail

Mr. Chad M. Utrup
Chief Financial Officer
6530 West Campus Oval
New Albany, Ohio 43054

>   **Re: Commercial Vehicle Group, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 10, 2006**
>   **File No. 000-50890**

Dear Mr. Utrup:

We have reviewed your response letter dated October 5, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Note 3. Business Combinations

1. We have reviewed your response to our prior comment number 3 and the revised disclosures that you have agreed to provide in MD&A and the notes to your

financial statements regarding the treatment of your customer relationship intangibles as indefinite lived assets. Please also revise the accounting policy disclosures in the notes to the Company's audited financial statements to include its rationale for accounting for customer relationship intangibles as indefinite lived assets. Your revised disclosures should be presented in a level of detail consistent with your proposed MD&A disclosures.

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You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief